Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in United States dollars)

Three and six months period ended June 30, 2020

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORTING

The accompanying condensed consolidated interim financial statements of Entrée Resources Ltd. (the “Company”) have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). Management acknowledges responsibility for the preparation and presentation of the condensed consolidated interim financial statements, including responsibility for significant accounting estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

NOTICE OF NO AUDITOR REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by a company’s auditor.

Entrée Resources Ltd.

Condensed Consolidated Interim Statements of Financial Position

As at June 30, 2020 and December 31, 2019 (Unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	Note	June 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents		$4,458	$5,380
Receivables and prepaid expenses		54	122
Prepaid licence fees		59	158
		4,571	5,660
Non-current assets
Property and equipment		261	316
Oyu Tolgoi asset	3	137	114
Deposits and other		11	12
		409	442
Total assets		$4,980	$6,102
Liabilities
Current liabilities
Accounts payable and accrued liabilities	12	$73	$72
Current portion of lease liabilities	4	103	103
		176	175
Non-current liabilities
Lease liabilities	4	150	201
Loan payable to Oyu Tolgoi LLC	5	9,226	9,035
Deferred revenue	6	43,302	43,671
		52,678	52,907
Total liabilities		52,854	53,082
Shareholders’ deficiency
Share capital	7	173,095	173,095
Reserves		22,445	22,445
Accumulated other comprehensive income (loss)		1,805	(407)
Deficit		(245,219)	(242,113)
Total shareholders’ deficiency		(47,874)	(46,980)
Total liabilities and shareholders’ deficiency		$4,980	$6,102

Nature of operations (Note 1)

Commitments and contingencies (Note 11)

Subsequent events (Note 13)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Entrée Resources Ltd.

Condensed Consolidated Interim Statements of Comprehensive Loss

For the three and six months ended June 30, 2020 and 2019 (Unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

		Three months ended June 30		Six months ended June 30
	Note	2020	2019	2020	2019
Expenses
Project expenditures		$80	$31	$114	$71
General and administrative		387	386	707	763
Share-based compensation	8	—	—	—	1
Depreciation		25	26	51	53
Operating loss		492	443	872	888
Foreign exchange loss (gain)		(315)	(122)	317	(142)
Interest income		(21)	(35)	(45)	(69)
Interest expense	5	82	77	169	156
Loss from equity investee	3	35	40	89	100
Finance costs		5	7	10	17
Deferred revenue finance costs	6	861	804	1,694	1,593
Gain on sale of investments		—	—	—	(123)
Net loss		1,139	1,214	3,106	2,420
Other comprehensive (income) loss
Foreign currency translation		1,838	902	(2,212)	1,724
Total comprehensive loss		$2,977	$2,116	$894	$4,144
Net loss per common share
Basic and fully diluted		$(0.01)	$(0.01)	$(0.02)	$(0.01)
Weighted average number of commonW shares outstanding
Basic and fully diluted (000’s)		175,470	174,871	175,470	174,862
Total common shares issued and outstanding (000’s)	7	175,470	175,871	175,470	174,871

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Entrée Resources Ltd.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Deficiency

For the six months ended June 30, 2020 and 2019 (Unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	Note	Number of Shares (000’s)	Share capital	Reserves	Accumulated other comprehensive income (loss)	Deficit	Total
Balance at December 31, 2019		175,470	$173,095	$22,445	$(407)	$(242,113)	$(46,980)
Net loss and comprehensive income		—	—	—	2,212	(3,106)	(894)
Balance at June 30, 2020		175,470	$173,095	$22,445	$1,805	$(245,219)	$(47,874)

Balance at December 31, 2018		174,807	$172,955	$22,199	$1,688	$(236,591)	$(39,749)
Adjustment on initial application of IFRS 16		—	—	—	—	2	2
Net loss and comprehensive loss		—	—	—	(1,724)	(2,420)	(4,144)
Share-based compensation		—	—	1	—	—	1
Issuance of share capital – share options		64	51	(48)	—	—	3
Balance at June 30, 2019		174,871	$173,006	$22,152	$(36)	$(239,009)	$(43,887)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Entrée Resources Ltd.

Condensed Consolidated Interim Statements of Cash Flows

For the six months ended June 30, 2020 and 2019 (Unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	Note	2020	2019
Cash flows used in operating activities
Net loss		$(3,106)	$(2,420)
Items not affecting cash:
Depreciation		51	53
Share-based compensation	8	—	1
Loss from equity investee	3	89	100
Interest expense	5	169	156
Finance cost, net		10	14
Gain on sale of investments		—	(123)
Unrealized foreign exchange losses (gains)		232	(128)
Deferred revenue finance costs	6	1,694	1,593
Other		—	5
		(861)	(749)
Changes in non-cash operating working capital:
Decrease (increase) in receivables and prepaids		68	(23)
Increase (decrease) in accounts payable and accruals		1	(296)
		(792)	(1,068)
Cash flows from investing activities
Proceeds from sale of investments		—	1,035
		—	1,035
Cash flows used in financing activities
Repayment of lease liability		(45)	(40)
Proceeds from issuance of common shares – share options		—	4
		(45)	(36)
Decrease in cash and cash equivalents		(837)	(69)
Cash and cash equivalents - beginning of the period		5,380	6,154
Effect of exchange rate changes on cash and cash equivalents		(85)	31
Cash and cash equivalents - end of the period		$4,458	$6,116
Cash and cash equivalents is represented by:
Cash		$4,424	$6,082
Cash equivalents		34	34
Total cash and cash equivalents		$4,458	$6,116

Supplemental cash flow information (Note 10)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Entrée Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

1	Nature of operations

Entrée Resources Ltd., together with its subsidiaries (collectively referred to as the “Company” or “Entrée”), is focused on the development and exploration of mineral property interests. The Company is principally focused on its Entrée/Oyu Tolgoi JV Property in Mongolia (Note 3).

The Company has its primary listing in Canada on the Toronto Stock Exchange (“TSX”) and its common shares also trade in the United States on the Over-the-Counter OTCQB Venture Market (“OTCQB”) under the symbol “ERLFF”.

The Company’s registered office is at Suite 2900, 550 Burrard Street, Vancouver, BC, V6C 0A3, Canada.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars (“C$”).

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company estimates it has sufficient working capital to continue operations for the upcoming year.

2	Basis of presentation

The Company prepares its condensed consolidated interim financial statements in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”), under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretation of the International Reporting Interpretations Committee (“IFRIC”). These should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2019 (“annual financial statements”). The accounting policies and critical estimates applied by the Company in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual financial statements, unless otherwise stated.

The condensed consolidated interim financial statements were approved by the Audit Committee of the Board of Directors on July 31, 2020.

3	Oyu Tolgoi asset

Entrée/Oyu Tolgoi JV Property

The Company has a carried 20% participating joint venture interest in two of the Oyu Tolgoi project deposits, and a carried 20% or 30% participating joint venture interest (depending on the depth of mineralization) in the surrounding land package located in the South Gobi region of Mongolia (the “Entrée/Oyu Tolgoi JV Property”). The Entrée/Oyu Tolgoi JV Property is comprised of the eastern portion of the Shivee Tolgoi mining licence, which hosts the Hugo North Extension copper-gold deposit, and all of the Javhlant mining licence, which hosts the majority of the Heruga copper-gold-molybdenum deposit. The Shivee Tolgoi and Javhlant mining licences were granted by the Mineral Resources Authority of Mongolia in October 2009. Title to the two licences is held by the Company.

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) with Turquoise Hill Resources Ltd. (“Turquoise Hill”). Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company and was granted the right to earn an interest in what is now the Entrée/Oyu Tolgoi JV Property. Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, Oyu Tolgoi LLC (“OTLLC”). The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Entrée/Oyu Tolgoi JV Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Entrée/Oyu Tolgoi JV Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Entrée/Oyu Tolgoi JV Property. In accordance with the Earn-In Agreement, the Company and OTLLC formed a joint venture (the “Entrée/Oyu Tolgoi JV”) on terms annexed to the Earn-In Agreement (the “JVA”).

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Entrée Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The portion of the Shivee Tolgoi mining licence outside of the Entrée/Oyu Tolgoi JV Property, Shivee West, is 100% owned by the Company, but is subject to a right of first refusal by OTLLC. In October 2015, the Company entered into a License Fees Agreement with OTLLC, pursuant to which the parties agreed to negotiate in good faith to amend the JVA to include Shivee West in the definition of Entrée/Oyu Tolgoi JV Property. The parties also agreed that the annual licence fees for Shivee West would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing the Company’s 20% share charging interest at prime plus 2% (Note 5).

The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement (the “Oyu Tolgoi Investment Agreement”) between Turquoise Hill, OTLLC, the Government of Mongolia and Rio Tinto International Holdings Limited. The licences are part of the contract area covered by the Oyu Tolgoi Investment Agreement, although the Company is not a party to the Oyu Tolgoi Investment Agreement. The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.

As of June 30, 2020, the Entrée/Oyu Tolgoi JV had expended approximately $33.0 million (December 31, 2019 - $32.9 million) to advance the Entrée/Oyu Tolgoi JV Property. Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 5).

Investment – Entrée/Oyu Tolgoi JV Property

For accounting purposes, the Company treats its interest in the Entrée/Oyu Tolgoi JV as a 20% equity investment. Historically, all Company expenditures related to its interest in the Entrée/Oyu Tolgoi JV have been expensed as incurred through the statement of comprehensive loss or recognized as part of the Company’s share of the loss of the joint venture.

The Company’s share of the loss of the joint venture was $0.1 million for the six months ended June 30, 2020 (2019 - $0.1 million). The joint venture has nominal current assets and liabilities, approximately $0.4 million of non-current assets and approximately $33.0 million of non-current liabilities. The loss for the joint venture for the six months ended June 30, 2020 was approximately $0.1 million (2019 – approximately $0.2 million).

The Entrée/Oyu Tolgoi JV investment carrying value at June 30, 2020 was $0.1 million (December 31, 2019 - $0.1 million) and was recorded in Oyu Tolgoi asset on the statements of financial position.

4	Leases

Lease liability

	June 30, 2020	December 31, 2019
Lease liability	$253	$304
Less: current portion	(103)	(103)
Long-term portion	$150	$201

Undiscounted lease payments

	June 30, 2020	December 31, 2019
Less than one year	$117	$123
One to five years	177	216
More than five years	—	—
	$294	$339

Interest expense on the lease liability amounted to $0.0 million for the six months ended June 30, 2020 (2019 - $0.0 million).

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Entrée Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

5	Loan payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JV (Note 3), Entrée has elected to have OTLLC contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan is non-recourse and will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

During the six months ended June 30, 2020, the Company recorded interest expense of $0.2 million in connection with the loan (2019 - $0.2 million).

6	Deferred revenue

The Company has an agreement to use future payments that it receives from its mineral property interests to purchase and deliver gold, silver and copper credits to Sandstorm Gold Ltd. (“Sandstorm”) (the “Sandstorm Agreement”).

Under the terms of the Sandstorm Agreement, Sandstorm provided the Company with a net deposit of C$30.9 million (the “Deposit”) in exchange for the future delivery of gold, silver and copper credits equivalent to:

·	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding Shivee West); and
·	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire current Entrée/Oyu Tolgoi JV Property, the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit.

The Deposit has been accounted for as deferred revenue on the statement of financial position and is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period. The Deposit contains a significant financing component and, as such, the Company recognizes a financing charge at each reporting period and grosses up the deferred revenue balance to recognize the significant financing element that is part of this contract at a discount rate of 8%.

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

7	Share capital

The Company’s authorized share capital consists of unlimited common shares without par value. At June 30, 2020, the Company had 175,470,074 (December 31, 2019 – 175,470,074) shares issued and outstanding.

8	Share options and warrants

The Company provides share-based compensation to its directors, officers, employees, and consultants through grants of share options.

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Entrée Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

a)	Share options

The Company has adopted a stock option plan (the “Plan”) to grant options to directors, officers, employees and consultants to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing share price on the TSX on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

Under the Plan, an option holder may elect to transform an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the “Designated Shares”), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the “Fair Value” per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

Share option transactions are summarized as follows:

June 30, 2020
	Number of share options (000’s)	Weighted average exercise price C$
Outstanding - beginning of period	9,945	0.43
Granted	—	—
Exercised	—	—
Cancelled	—	—
Forfeited/Expired	—	—
Outstanding - end of period	9,945	0.43

At June 30, 2020, the following stock options were outstanding and exercisable:

Number of share options (000`s)	Exercise price per share option C$	Expiry date
1,300	0.28 – 0.32	July – Dec 2020
2,210	0.33 – 0.36	Mar – Nov 2021
1,880	0.52 – 0.62	May – Oct 2022
2,265	0.55 – 0.63	Feb – Dec 2023
2,290	0.365	Dec 2024
9,945

June 30, 2020
Weighted average exercise price for exercisable share options	C$0.43
Weighted average share price for share options exercised	n/a
Weighted average years to expiry for exercisable share options	2.6 Years

b)	Share purchase warrants

At June 30, 2020, the following share purchase warrants were outstanding:

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Entrée Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Number of share purchase warrants (000’s)	Exercise price per share purchase warrant C$	Expiry date
8,655	0.55	January 10, 2022
610	0.55	January 12, 2022

The share purchase warrants were all issued in 2017 and there has been no exercise or cancellation of these warrants as at June 30, 2020.

9	Financial instruments
a)	Fair value classification of financial instruments

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices). Level 3 inputs are for the assets or liabilities that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities, loan payable and lease liabilities.

The carrying values of receivables and accounts payable and accrued liabilities approximate their fair value due to their short terms to maturity. Cash and cash equivalents are measured at fair value using Level 1 inputs.

The following table summarizes the classification and carrying values of the Company’s financial instruments at June 30, 2020:

June 30, 2020	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total
Financial assets
Cash and cash equivalents	$4,458	$—	$—	$4,458
Receivables	—	15	—	15
Deposits	—	11	—	11
Total financial assets	$4,458	$26	$—	$4,484

Financial liabilities
Accounts payable and accrued liabilities	$—	$—	$73	$73
Lease liabilities	—	—	253	253
Loan payable	—	—	9,226	9,226
Total financial liabilities	$—	$—	$9,552	$9,552

There have been no transfers between fair value levels during the reporting period.

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Entrée Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

10	Supplemental cash flow information

Unless disclosed elsewhere, there were no significant non-cash transactions during the six month periods ended June 30, 2020 and 2019.

11	Commitments and contingencies

As at June 30, 2020, the Company had the following commitments:

	Total	Less than 1 year	1 - 3 years	3-5 years	More than 5 years
Lease commitments	$294	$117	$177	$—	$—

Under the terms of the Sandstorm Agreement, the Company may be subject to a contingent liability if certain events occur (Note 6).

12	Related party transactions

The Company’s related parties include key management personnel and directors. Direct remuneration paid to the Company’s directors and key management personnel during the six month periods ended June 30, 2020 and 2019 are as follows:

	2020	2019
Directors’ fees	$76	$66
Salaries and benefits	$278	$274

As of June 30, 2020, included in the accounts payable and accrued liabilities balance on the condensed consolidated interim statement of financial position is $0.0 million (December 31, 2019 - $0.0 million) due to the Company’s directors and key management personnel.

Upon a change of control of the Company, amounts totaling $1.1 million (December 31, 2019 - $1.1 million) will become payable to certain officers and management personnel of the Company.

13	Subsequent events

Subsequent to June 30, 2020, 100,000 share options with an exercise price of C$0.32 expired.

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